Exhibit 99.2
Consent of Independent Auditor
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-294905) and Form 40-F (File No. 001-43215) of OceanaGold Corporation of our report dated February 18, 2026 relating to the financial statements of OceanaGold Corporation, which appears in Exhibit 99.1 of OceanaGold Corporation’s Current Report on Form 6-K of OceanaGold Corporation dated May 1, 2026.
/s/PricewaterhouseCoopers LLP
Vancouver, Canada
May 1, 2026